Exhibit 99.3

21 June 2021

The Manager

Market Announcements Office

ASX Limited

Level 4, North Tower, Rialto

525 Collins Street

MELBOURNE VIC 3000

Dear Sir/Madam

Notice under section 708A(5)(e) of the Corporations Act 2001 (Cth)

This notice is given by Opthea Limited ACN 006 340 567 (ASX Code: OPT) (Opthea) under section 708A(5)(e) of the Corporations Act 2001 (Cth) (Corporations Act).

Opthea has today issued 3,346,432 fully paid ordinary shares in Opthea (Shares) in accordance with the announcements made by Opthea on 21 June 2021.

Opthea advises as follows:

(a)	the Shares have been issued without disclosure under Part 6D.2 of the Corporations Act;

(b)	as at the date of this notice, Opthea has complied with:

(i)	the provisions of Chapter 2M of the Corporations Act as they apply to Opthea; and

(ii)	section 674 of the Corporations Act; and

(c)	as at the date of this notice, there is no “excluded information” of the type referred to in sections 708A(7) and 708A(8) of the Corporations Act.

Yours sincerely,

/s/ Karen Adams

Karen Adams

This announcement was authorised to be given to the ASX by the Company Secretary.

Opthea Limited, Suite 0403, Level 4, 650 Chapel Street, South Yarra, Victoria 3141, Australia

A.C.N. 006 340 567  |  Telephone: +61 3 9826 0399  |  Website: www.opthea.com